United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITY EXCHANGE ACT OF 1934

Commission file number 1-8422

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Countrywide Credit Industries, Inc. 401(k)
Savings And Investment Plan
c/o Countrywide Credit Industries, Inc.
Human Resources: Benefits Department
           MSN: RM-56
           1515 Walnut Grove Avenue
           Rosemead, CA 91770-3710

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Countrywide Credit Industries, Inc. 4500 Park Granada Calabasas, CA 91302

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Countrywide Credit Industries, Inc. 401(k) Savings and Investment Plan S/ Angelo R. Mozilo Chairman, Chief Executive Officer and President Countrywide Credit Industries, Inc.

Date: June 28, 2002

Financial Statements and Report of
Independent Certified Public Accountants

COUNTRYWIDE CREDIT INDUSTRIES, INC.
401(k) SAVINGS AND INVESTMENT PLAN

December 31, 2001 and 2000

C O N T E N T S

                                                                                                            Page
                                                                                                            ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                            3

FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR
          BENEFITS - DECEMBER 31, 2001 and 2000                                                               4

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER 31, 2001                5

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER 31, 2000                6

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER 31, 1999                7

NOTES TO FINANCIAL STATEMENTS                                                                                 8

SUPPLEMENTAL SCHEDULE REQUIRED BY FORM 5500

      ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - DECEMBER 31, 2001                          15

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Trustees
Countrywide Credit Industries, Inc. 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Countrywide Credit Industries, Inc. 401(k) Savings and Investment Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Countrywide Credit Industries, Inc. 401(k) Savings and Investment Plan as of December 31, 2001 and 2000 and the changes in those net assets for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

      /S/ GRANT THORNTON, LLP

Los Angeles, California
June 5, 2002

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollar amounts in thousands)

                                                                                 December 31,
                                                                      ------------------------------------
                                                                            2001                2000
                                                                      -----------------    ---------------

Investments
    Participant directed investments                                       $127,104             $118,611
    Countrywide Credit Industries, Inc. Common Stock  *                      59,387               67,204
                                                                      -----------------    ---------------
                                                                      -----------------    ---------------

         Total investments                                                  186,491              185,815
                                                                      -----------------    ---------------

Receivables:
    Employer's contribution                                                   2,926                1,667
    Participants' contribution                                                1,797                1,084
                                                                      -----------------    ---------------

         Total receivables                                                    4,723                2,751
                                                                      -----------------    ---------------

         Net assets available for benefits                                 $191,214             $188,566
                                                                      =================    ===============
                                                                      =================    ===============

    *  Party-in-interest

The accompanying notes are an integral part of this statement.

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2001

(Dollar amounts in thousands)

                                                      Participant         Non-Participant
                                                       Directed:             Directed:
                                                      Consolidated           CCI, Inc.           Contributions
                                                       Investment          Common Stock           Receivable            Total
                                                     ---------------    --------------------    ----------------    ---------------
    Additions:
    Additions to net assets attributed to:
       Investment income:
         Net depreciation in fair value of
    investment                                            $(18,165)            $(12,955)             $     -            $(31,120)
         Interest                                            1,859                   22                    -               1,881
         Dividends                                               -                  541                    -                 541
                                                     ---------------    --------------------    ----------------    ---------------
                                                           (16,306)             (12,392)                   -             (28,698)
                                                     ---------------    --------------------    ----------------    ---------------
       Contributions:
         Participants'                                      30,501                2,064                1,797              34,362
         Employer's                                              -                7,387                2,926              10,313
                                                                                                                    ---------------
                                                     ---------------    --------------------    ----------------
                                                            30,501                9,451                4,723              44,675
                                                     ---------------    --------------------    ----------------    ---------------
             Total additions                                14,195               (2,941)               4,723              15,977
                                                     ---------------    --------------------    ----------------    ---------------

    Deductions:
    Deductions from net assets attributed to:
       Benefits paid to participants                       (11,975)              (1,300)                   -             (13,275)
       Administrative expenses                                 (54)                   -                    -                 (54)
                                                     ---------------    --------------------    ----------------    ---------------

             Total deductions                              (12,029)              (1,300)                   -             (13,329)

             Net increase (decrease) prior to
              inter-fund transfer                            2,166               (4,241)               4,723               2,648
                                                     ---------------    --------------------    ----------------    ---------------

    Inter-fund transfers                                     6,327               (3,576)              (2,751)                  -
             Net increase (decrease)                         8,493               (7,817)               1,972               2,648
    Net assets available for benefits:
       Beginning of year                                   118,611               67,204                2,751             188,566
                                                     ---------------    --------------------    ----------------    ---------------

       End of year                                        $127,104              $59,387               $4,723            $191,214
                                                     ===============    ====================    ================    ===============

The accompanying notes are an integral part of this statement.

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2000

(Dollar amounts in thousands)

                                                      Participant         Non-Participant
                                                       Directed:             Directed:
                                                      Consolidated           CCI, Inc.           Contributions
                                                       Investment          Common Stock           Receivable            Total
                                                     ---------------    --------------------    ----------------    ---------------
    Additions:
    Additions to net assets attributed to:
       Investment income:
         Net appreciation (depreciation) in
    fair value of investment                              $(10,800)             $32,815              $     -             $22,015
         Interest                                              608                   24                    -                 632
         Dividends                                               -                  491                    -                 491
                                                     ---------------    --------------------    ----------------
                                                                                                                    ---------------
                                                           (10,192)              33,330                    -              23,138
                                                     ---------------    --------------------    ----------------    ---------------
       Contributions:
         Participants'                                      26,843                1,423                1,084              29,350
         Employer's                                              -                5,814                1,667               7,481
                                                     ---------------    --------------------    ----------------    ---------------
                                                            26,843                7,237                2,751              36,831
                                                     ---------------    --------------------    ----------------    ---------------
             Total additions                                16,651               40,567                2,751              59,969
                                                     ---------------    --------------------    ----------------    ---------------

    Deductions:
    Deductions from net assets attributed to:
       Benefits paid to participants                       (14,545)                (603)                   -             (15,148)
       Administrative expenses                                 (50)                   -                    -                 (50)
                                                     ---------------    --------------------    ----------------    ---------------

             Total deductions                              (14,595)                (603)                   -             (15,198)

             Net increase prior to inter-fund
              transfer                                       2,056               39,964                2,751              44,771
                                                     ---------------    --------------------    ----------------    ---------------

    Inter-fund transfers                                     4,023               (1,130)              (2,893)                  -
             Net increase (decrease)                         6,079               38,834                 (142)             44,771
    Net assets available for benefits:
       Beginning of year                                   112,532               28,370                2,893             143,795
                                                     ---------------    --------------------    ----------------    ---------------

       End of year                                        $118,611              $67,204               $2,751            $188,566
                                                     ===============    ====================    ================    ===============

The accompanying notes are an integral part of this statement.

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 1999

(Dollar amounts in thousands)

                                                      Participant         Non-Participant
                                                       Directed:             Directed:
                                                      Consolidated           CCI, Inc.           Contributions
                                                       Investment          Common Stock           Receivable            Total
                                                     ---------------    --------------------    ----------------    ---------------
    Additions:
    Additions to net assets attributed to:
       Investment income:
         Net appreciation (depreciation) in
    fair value of investment                               $17,116             $(26,875)             $     -             $(9,759)
         Interest                                              495                    4                    -                 499
         Dividends                                               -                  396                    -                 396
                                                     ---------------    --------------------    ----------------
                                                                                                                    ---------------
                                                            17,611              (26,475)                   -              (8,864)
                                                     ---------------    --------------------    ----------------    ---------------
       Contributions:
         Participants'                                      22,637                  589                  836              24,062
         Employer's                                              -                5,218                2,057               7,275
                                                     ---------------    --------------------    ----------------    ---------------
                                                            22,637                5,807                2,893              31,337
                                                     ---------------    --------------------    ----------------    ---------------
             Total additions                                40,248              (20,668)               2,893              22,473
                                                     ---------------    --------------------    ----------------    ---------------

    Deductions:
    Deductions from net assets attributed to:
       Benefits paid to participants                        (8,998)              (1,220)                   -             (10,218)
       Administrative expenses                                 (41)                   -                    -                 (41)
                                                     ---------------    --------------------    ----------------    ---------------

             Total deductions                               (9,039)              (1,220)                   -             (10,259)

             Net increase (decrease) prior to
              inter-fund transfer                           31,209              (21,888)               2,893              12,214
                                                     ---------------    --------------------    ----------------    ---------------

    Inter-fund transfers                                     2,909                 (175)              (2,734)                  -
             Net increase (decrease)                        34,118              (22,063)                 159              12,214
    Net assets available for benefits:
       Beginning of year                                    78,414               50,433                2,734             131,581
                                                     ---------------    --------------------    ----------------    ---------------

       End of year                                        $112,532             $ 28,370               $2,893            $143,795
                                                     ===============    ====================    ================    ===============

The accompanying notes are an integral part of this statement.

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN

The following description of the Countrywide Credit Industries, Inc. (the Company) 401(k) Savings and Investment Plan, previously named Countrywide Credit Industries, Inc. Tax Deferred Savings and Investment Plan, (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.   General

The Plan is a defined contribution plan covering all full-time employees of the Company who have completed at least three months of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.   Contributions

Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute, at the discretion of the Plan administrator, amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a discretionary matching contribution equal to 50 percent of the participant contributions up to a maximum of 6 percent of the participants’ base compensation, as defined in the Plan. Contributions are subject to certain limitations.

3.   Participant Accounts

Each participant’s account is credited with the participant’s contribution, discretionary matching contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.   Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants begin vesting in Company contributions after one year of credited service and are fully vested after five years of credited service.

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN - Continued

5.   Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments in any of the twelve investment options.

1.	Scudder Income Fund - Funds are generally invested in corporate bonds, convertible bonds and government securities. The primary earnings focus is on long-term interest income.

2.	Scudder Growth & Income Fund - Funds are generally invested in common and preferred stocks that have historically paid dividends. The primary earnings focus is on capital appreciation and dividends.

3.	Scudder International Fund - Funds are generally invested in a diversified portfolio of foreign stocks. The primary earnings focus is on capital appreciation with a diversified portfolio to hedge against currency fluctuation risk.

4.	Scudder Stock Index Fund - Funds are invested in Standard and Poors 500 stocks or in other mutual funds that mirror the S&P 500. The primary earnings focus is on capital appreciation.

5.	AXP Mutual Fund - Funds are generally invested in a combination of long-term equities, a majority of which are in common stocks, and the remainder in preferred stocks, bonds and other debentures. The primary earnings focus is on long-term income.

6.	AXP New Dimensions Fund - Funds are generally invested in stocks of companies that have the potential for significant growth based on technological or economic changes. The primary earnings focus is on capital appreciation.

7.	Touchstone Utility Fund - Funds are invested in securities of public utilities. The primary earnings focus is on short-term interest income.

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN - Continued

8.	Touchstone Institutional Government Income Fund - Funds are invested in short-term obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. The primary earnings focus is on short-term income consistent with protection of capital.

9.	Touchstone Equity Fund - Funds are invested primarily in common stocks that have historically paid dividends. The primary earnings focus is on capital appreciation and dividends.

10.	Touchstone Intermediate Term Government Income Fund - Funds are invested in a portfolio of intermediate-term U.S. government obligations. The primary earnings focus is on short-term income consistent with protection of capital.

11.	Touchstone Growth and Value Fund - Funds are invested in common stocks and other equity securities. The primary earnings focus is on long-term capital appreciation.

12.	Countrywide Credit Industries, Inc. Common Stock - Funds are invested in Countrywide Common Stock. Up to 50% of a Participant’s balance in the Plan, at the time of investment, may be invested in this fund. The Trustee will use such contributions to purchase on the open market shares of Countrywide Common Stock. Purchases and sales will be made periodically during any trading day and all purchases and sales of shares of Countrywide Common Stock will be made by the Trustee at the then prevailing market prices. Transactions will be effected for Participants in the order in which their requests are received. Ordinarily transactions will be effected on the day the request is received. However, transactions may be effected on subsequent days if the Trustee is unable to effect the transaction on the date the request is received or otherwise determines it is appropriate to do so. Participant accounts will be charged for the brokerage costs and related fees incurred in connection with purchases and sales of shares of Countrywide Common Stock.

Participants may change their investment options at any time.

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN - Continued

6.   Participant Loans Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 15 years for the purpose of purchasing a primary residence, and up to five years for all other purposes. The loans are secured by the balance in the participant’s account and earn interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Current interest rates of participant loans receivable range from seven percent to twelve percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

7.   Payment of Benefits

On termination of service before the normal retirement age of 65, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account. However, if the participant’s total vested benefit value is less than $5,000, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a lump sum.

On termination of service due to death, disability or normal retirement, participants or their beneficiaries may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

8.   Forfeited Matching Contributions

Forfeited non-vested matching contributions were $1,751,469 during the year ended December 31, 2001. These forfeitures were used to reduce the Company matching contribution. Of the amounts forfeited during the year, an amount of $211,106 had not yet been used to reduce the Company matching contribution at December 31, 2001.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1.   Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The employer pays administrative expenses of the Plan, with the exception of costs incurred for loans, which are paid for by participants who have loans.

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

2.   Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates estimated fair value.

3.   Payment of Benefits

Benefits are recorded when paid.

4.   Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The Plan’s investments are held in a trust fund administered by Scudder Trust Company. The fair values of investments that represented five percent or more of the Plan’s net assets consisted of the following:

                                                December 31, 2001
                                                                                   (Dollar amount in thousands)
    -----------------------------------------------------------------------------------------------------------
                    Investment Name                        Investment Description             Fair Value
    -------------------------------------------------     ------------------------------    ---------------

        Countrywide Credit Industries, Inc.
            Common Stock  *                               Stock                                  $59,387
        Scudder Stock Index Fund                          Common Collective Trust                 19,947
        Scudder Growth & Income Fund                      Mutual Fund                             19,526
        AXP New Dimensions Fund                           Mutual Fund                             17,180
        Touchstone Institutional Government
            Income Fund                                   Money Market Fund                       16,153
          Touchstone Growth and Value Fund                Mutual Fund                             14,149
         Scudder Income Fund                              Mutual Fund                             11,242
        Other                                             Various                                 28,907
                                                                                            ---------------
                                                                                            ---------------

               Total investments                                                                $186,491
                                                                                            ===============
                                                                                            ===============

    *  Nonparticipant-directed

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS – Continued

                                                December 31, 2000
                                                                                   (Dollar amount in thousands)
    -----------------------------------------------------------------------------------------------------------
                    Investment Name                        Investment Description             Fair Value
    -------------------------------------------------     ------------------------------    ---------------

        Countrywide Credit Industries, Inc.
            Common Stock  *                               Stock                                  $67,204
        Scudder Stock Index Fund                          Common Collective Trust                 18,775
        Scudder Growth & Income Fund                      Mutual Fund                             20,370
        Scudder International Fund                        Mutual Fund                             10,643
        AXP New Dimensions Fund                           Mutual Fund                             17,845
        Touchstone Institutional Government
            Income Fund                                   Money Market Fund                       11,692
        Other                                             Various                                 39,286
                                                                                            ---------------
                                                                                            ---------------

               Total investments                                                                $185,815
                                                                                            ===============
                                                                                            ===============

    *  Nonparticipant-directed

Subsequent to December 31, 2001, the investments held by the Company may have experienced a decline in value due to market conditions. The investments are subject to inherent market risk and interest rate risk; therefore, the value may continually fluctuate to reflect current market conditions.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

NOTE F – SUBSEQUENT EVENTS

Effective April 1, 2002, the Company changed its Plan record keeper from Scudder Investments to Fidelity Investments. Amounts invested in the Plan funds were transferred to similar investment options at Fidelity Investments.

SUPPLEMENTAL SCHEDULE

REQUIRED BY FORM 5500

Countrywide Credit Industries, Inc.
401(k) Savings and Investment Plan

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

(Dollar amounts in thousands)

                                                             Description                                   Current
               Identity of Investment                       of Investment                   Cost            Value
-----------------------------------------------    ---------------------------------    -------------    -------------

Countrywide Credit Industries, Inc.
    Common Stock                                   Stock                                    $58,558          $59,387
Scudder Growth & Income Fund                       Mutual Fund                               22,586           19,526
Scudder Stock Index Fund                           Common Collective Trust                   19,146           19,947
AXP New Dimensions Fund                            Mutual Fund                               18,685           17,180
Touchstone Institutional Government
    Income Fund                                    Money Market Fund                         16,153           16,153
Touchstone Growth and Value Fund                   Mutual Fund                               16,023           14,149
Scudder International Fund                         Mutual Fund                               12,014            8,870
Scudder Income Fund                                Mutual Fund                               11,500           11,242
AXP Mutual Fund                                    Mutual Fund                                8,057            6,340
Participant loans receivable                       Participants' loans                        7,545            7,545
Touchstone Equity Fund                             Mutual Fund                                2,771            2,060
Touchstone Utility Fund                            Mutual Fund                                2,475            1,563
Touchstone Intermediate Term
    Government Income Fund                         Mutual Fund                                2,256            2,262
Scudder Cash Investment Trust                      Money Market Fund                            267              267
                                                                                        -------------    -------------

Total assets held for investment purposes                                                  $198,036         $186,491
                                                                                        =============    =============